UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BlackRock Municipal Income Fund, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

09253X102

(CUSIP Number)

Daniel L. Lippincott, President and Chief Investment Officer
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail

Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
BakerHostetler
45 Rockfeller Plaza
New York, New York 10111
(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

__________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09253X102	13D	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON Karpus Management Inc. d/b/a Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,007,355.34 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 13,132,355.34 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,132,355.34 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.02%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 09253X102	13D	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management Profit Sharing Plan Fund B – Conservative Bond Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 1,000 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 1,000 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 09253X102	13D	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON Daniel C. Robeson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 09253X102	13D	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON Robert Vanderhoof
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 09253X102	13D	Page 6 of 10 Pages

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment”) amends and supplements the statement on Schedule 13D filed by Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”), on November 7, 2023, as amended by Amendment No. 1 filed on January 8, 2024, by Amendment No. 2 filed on January 19, 2024 and by Amendment No. 3 filed on February 28, 2024 (collectively, the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”), relating to the shares of Common Stock of BlackRock Municipal Income Fund, Inc. (“Shares”), a Maryland corporation (the “Issuer”). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to amend and replace (a)(iv),(b), (c) and (f) as follows:

(a)               This statement is filed by:

(iv)          Robert Vanderhoof.

(b)               The address of the principal office of Karpus and Karpus Fund is 183 Sully's Trail, Pittsford, New York 14534. The address of the principal office of Dr. Robeson is 515 Loudonville Road, Loudonville, NY 12211. The address of Mr. Vanderhoof is 47 Niagara St., Miller Place, New York 11764..

(c)               The principal business of Karpus is serving as a registered investment adviser that provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trust, and others. The principal business of Karpus Fund is investing in securities. The principal occupation of Dr. Robeson is a business professor. The principal occupation of Mr. Vanderhoof is retired.

(f)                 Karpus and Karpus Fund are each organized under the laws of the State of New York. Dr. Robeson and Mr. Vanderhoof are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus an independent registered investment advisor, has accumulated 13,132,355.34 Shares on behalf of accounts managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 18.02% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 13,132,355.34 Shares beneficially owned by Karpus is approximately $144,971,434, excluding brokerage commissions. The Shares purchased by Karpus with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted herein.

CUSIP No. 09253X102	13D	Page 7 of 10 Pages

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following:

On March 5, 2024, Karpus delivered a letter to the Secretary of the Issuer to replace Aurthur Chales Regan with Robert Vanderhoof as one of its nominees for election to the board of directors of the Issuer at the 2024 Annual Meeting of Shareholders. Accordingly, Karpus’ two nominees are Mr. Vanderhoof and Dr. Daniel C. Robeson. Karpus will also be presenting two additional proposals for consideration by the Issuer’s Shareholders, as previously disclosed.

Item 5.	Interest in Securities of the Issuer.

Item 5 (A)-(C) and (E) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 72,867,992 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2023 on the Form N-CSR filed by the Issuer for the annual period ended July 31, 2023.

A.               Karpus

(a)	As of the close of business on March 5, 2024, Karpus beneficially owned an aggregate of 13,132,355.34 Shares.

Percentage:      18.02%

(b)	1. Sole power to vote or direct vote: 13,007,355.34
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,132,355.34
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus since the filing of Amendment No. 3 to the Original Schedule 13D are set forth on Schedule B and incorporated herein for reference.

B.                Karpus Fund

(a)	As of the close of business on March 5, 2024, Karpus Fund beneficially owned 1,000 Shares.

Percentage:      Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,000

(c)	The have been no transactions in the Shares by the Karpus Fund since the filing of Amendment No. 3 to the Original Schedule 13D.

C.                Dr. Robeson and Mr. Vanderhoof

(a)	As of the close of business on March 5, 2024, neither Dr. Robeson nor Mr. Vanderhoof owned any Shares.

Percentage:      0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Neither Dr. Robeson nor Mr. Vanderhoof has entered into any transactions in the Shares in the past 60 days.

(e)	On March 5, 2024 Arthur Charles Regan was removed as a nominee and ceased to be a Reporting Person.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP No. 09253X102	13D	Page 8 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 5, 2024 the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

99.1	Joint Filing and Solicitation Agreement by and among Karpus Management, Inc., Karpus Investment Management Profit Sharing Plan Fund B – Conservative Bond Fund, Daniel C. Robeson and Robert Vanderhoof dated March 4, 2024.

CUSIP No. 09253X102	13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 6, 2024

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
Name: Daniel L. Lippincott
Title: President and Chief Investment Officer

KARPUS FUND

By:	/s/ Thomas Michael Duffy
Name: Thomas Michael Duffy
Title: Trustee

DR. DANIEL C. ROBESON

By:	/s/ Dr. Daniel C. Robeson
Name: Dr. Daniel C. Robeson

ARTHUR CHARLES REGAN

By:	/s/ Arthur Charles Regan
Name: Arthur Charles Regan

ROBERT VANDERHOOF

By:	/s/ Robert Vanderhoof
Name: Robert Vanderhoof

CUSIP No. 09253X102	13D	Page 10 of 10 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned

Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	75 Shares
Thomas Michael Duffy	Senior Vice President and Director of Operations	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel Lee Lippincott	President and Chief Investment Officer	183 Sully’s Trail, Pittsford, New York 14534	7,000 Shares
Brett David Gardner	Senior Vice President	183 Sully’s Trail, Pittsford, New York 14534	6,875 Shares
Jodi Lee Hedberg	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas Wayne Griffith	Director	17 East Market Street, West Chester, Pennsylvania 19382	710 Shares
Carlos Manuel Yuste	Director	17 East Market Street, West Chester, Pennsylvania 19382	0 Shares

SCHEDULE B

Transactions in the Shares since the amended Schedule 13D filing on February 28, 2024

Nature of the Transaction	Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	37,934	$11.47	1/23/2024
Purchase of Common Stock	56,994	$11.50	1/24/2024
Purchase of Common Stock	54,000	$11.54	1/25/2024
Purchase of Common Stock	46,419	$11.47	1/26/2024
Purchase of Common Stock	5,109	$11.46	1/29/2024
Purchase of Common Stock	13,500	$11.56	1/30/2024
Purchase of Common Stock	27,500	$11.66	1/31/2024
Purchase of Common Stock	37	$11.56	2/1/2024
Purchase of Common Stock	2,400	$11.73	2/2/2024
Purchase of Common Stock	1,300	$11.66	2/5/2024
Purchase of Common Stock	15,664	$11.72	2/6/2024
Purchase of Common Stock	40,436	$11.72	2/7/2024
Purchase of Common Stock	35,758	$11.67	2/8/2024
Purchase of Common Stock	4,900	$11.70	2/9/2024
Purchase of Common Stock	620	$11.77	2/12/2024
Purchase of Common Stock	5,833	$11.69	2/13/2024
Purchase of Common Stock	4,700	$11.71	2/14/2024
Purchase of Common Stock	25,183	$11.74	2/15/2024
Purchase of Common Stock	18,473	$11.73	2/16/2024
Purchase of Common Stock	13,914	$11.73	2/20/2024
Purchase of Common Stock	53,175	$11.74	2/21/2024
Purchase of Common Stock	110,000	$11.71	2/22/2024
Purchase of Common Stock	12,000	$11.73	2/23/2024
Purchase of Common Stock	28,066	$11.70	2/26/2024
Purchase of Common Stock	22,742	$11.68	2/27/2024
Purchase of Common Stock	1,000	$11.74	2/28/2024
Purchase of Common Stock	1,800	$11.81	2/29/2024
Purchase of Common Stock	4,260	$11.68	3/1/2024
Purchase of Common Stock	58,940	$11.90	3/5/2024